NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA
David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com www.duanemorris.com

June 25, 2018

Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	The Lovesac Company Registration Statement on Form S-1 Filed April 20, 2018 File No. 333-224358

Dear Ms. Ransom:

On behalf of The Lovesac Company (the “Company”), we respond as follows to the Staff’s comment letter, dated June 22, 2018, relating to the above-captioned registration statement on Form S-1 filed with the Commission on April 20, 2018 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Use of Proceeds, page 32

1.	We note your disclosure that an additional $1.00 increase (decrease) in the offering price would increase (decrease) the expected net cash proceeds of the offering to you by approximately $2.79 million, or $0.23 per share. Explain to us why you disclosed the $0.23 per share amount and how this disclosure provides meaningful information to your investors, or remove this per share disclosure.

The Company has revised the Registration Statement to remove the per share disclosure.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

June 25, 2018

Capitalization, page 33

2.	It appears that you have given effect to your anticipated 1-for-2.5 reverse stock split of your common stock in the “Actual” column of your capitalization table. However, the narrative description of the various columns presented above your capitalization table appears to indicate that the reverse stock split is not given effect until the “Pro Forma” column. To avoid confusion for your readers, please revise the narrative description of the “Actual” column to clarify that you have given effect to your anticipated 1-for-2.5 reverse stock split of your common stock.

The Company has revised the disclosure on page 38 of the Registration Statement to clarify that the “Actual” column reflects the anticipated 1-for-2.5 reverse stock split.

Dilution, page 34

3.	We note that your disclosure of net tangible book value of $17,683,058 as of May 6, 2018 does not appear to reflect the subtraction of your goodwill balance of $143,562. Please revise your calculation of net tangible book value to subtract all intangible assets, and revise the impacted disclosures as necessary.

The Company has revised the disclosure on page 40 of the Registration Statement to account for the subtraction of the Company’s goodwill balance of $143,562, as requested.

4.	Please show us your calculations supporting your disclosure that your pro forma as adjusted net tangible book value (deficit) at May 6, 2018 would have been approximately $76.88 million. It appears this amount should instead be approximately $56 million.

The Company has corrected its calculations of pro forma as adjusted net tangible book value (deficit). Below please see the calculations for determining pro forma as adjusted net tangible book value (deficit) at May 6, 2018.

(in millions)
Net tangible book value, May 6, 2018	$17.54

Offering Adjustments:
Gross raise	46.20
Less costs of offering	(3.93)

Pro forma as adjusted net tangible book value	$59.81

June 25, 2018

5.	Please provide to us your dilution calculations assuming the over-allotment is exercised in full.

See below for the dilution calculations assuming the over-allotment is exercised in full.

		Over allotment adjustments (495,000 shares)				Over allotment
(in millions, except per share data		Pro forma	Additional gross raise	Additional expenses	Additional shares	dilution calculation
A	Pro forma as adjusted tangible book value	$59.81	$6.93	$(0.49)	$-	$66.25
B	Number of shares of common stock outstanding	12.66	-	-	0.495	13.16
C= (A/B)	Pro forma as adjusted net tangible book value	4.72				5.03

	Pro forma as adjusted net tangible book value per share	$5.03
	Net tangible book value per share	$1.87
	Increase in net tangible book value per share	$3.16

	Offering price	$14.00
	Pro forma as adjusted net tangible book value per share	$5.03
	Immediate dilution	$8.97

6.	Please populate the table at the bottom of page 34, as your disclosure is currently incomplete.

The Company has completed the table on the bottom of page 41, as requested.

June 25, 2018

Selected Consolidated Financial Information, page 35

7.	We reissue comment 4 from our letter dated June 4, 2018. Please provide us with your detailed calculation of pro forma net loss per common share so we can see each adjustment made to the numerator or denominator of your historical net loss per common share.

The Company has revised the disclosure on page 35 of the Registration Statement. Our calculations for pro forma net loss per common share are below.

(in thousands, except share and per share data)	Fiscal Year Ended		Thirteen weeks ended
	February 4, 2018	January 29, 2017	May 6, 2018	April 30, 2017
Net Loss Attributable to Common Stockholders	$(6,710)	$(6,874)	$(7,584)	$(3,337)
Deemed dividend	-	-	(16,023)	-
Proforma Net loss Attributable to Common Stockholders	$(6,710)	$(6,874)	$(23,607)	$(3,337)

Weighted-average shares used in computing net loss per common share	6,001,699	5,747,286	6,065,238	6,000,000
Preferred conversion to common	3,286,721	3,286,721	3,286,721	3,286,721
Vested restricted stock units	74,980	74,980	74,980	74,980
Offering shares	3,300,000	3,300,000	3,300,000	3,300,000
	12,663,400	12,408,987	12,726,939	12,661,701

Pro forma net loss per common share (basic and diluted)	$(0.53)	$(0.55)	$(1.85)	$(0.26)

8.	Please revise footnote 1 to this table as seen on page 36 to disclose the calculation of pro forma net loss per common share for the quarter ended May 6, 2018, including the adjustments made to the amount of net loss attributable to common stockholders. We believe you should transparently convey to your investors the effect of the inducement offer made to preferred stockholders. Your present disclosure does not allow an investor to understand what caused the significant increase in pro forma net loss per common share as compared to your actual net loss per common share for the quarter ended May 6, 2018.

The disclosure on pages 13 and 44 of the Registration Statement have been revised to clarify that the increase in pro forma net loss per common share is a result of the inducement offer to preferred stockholders.

9.	Please refer to your response to comments 3 and 15 from our letter dated May 15, 2018 and your response to comment 11 from our letter dated June 4, 2018. Now that you have determined the anticipated pricing range for your offering with a midpoint of $14.00, it appears that the contingent reset of the warrant exercise price to the IPO price is effectively a down-round provision. In this regard, we note from page F-49 that prior to the offering the warrant exercise price was $7.95 before the reverse stock split, or $19.88 when adjusted for the reverse stock split. We further understand the warrant exercise price is expected to decline to $14.00 upon closing of your offering. Please provide us with your updated analysis of whether this contingent reset of the warrant exercise price to the IPO price is effectively a down-round provision, citing any applicable accounting literature that you rely upon in your analysis. If this provision is effectively a down-round provision, please tell us how you considered reflecting the value of the effect of the down-round feature in your calculation of pro forma net loss per common share based on your early adoption of ASU 2017-11. Finally, to the extent that you revise your pricing range prior to requesting effectiveness, please apply this comment to the new anticipated midpoint of your pricing range.

In calculating the preferred deemed dividend for the calculation of net loss attributable to common shares for the warrant exercise price change, the exercise price used in the calculation is the midpoint price of $14. The exercise price prior to the offering is based on one of the four scenarios used to determine the exercise price of the warrants. Those are defined in the modified warrant agreement, and corrected in Note 8 of the Company’s condensed consolidated financial statements for the thirteen months ended May 6, 2018 and April 30, 2017 as follows:

The exercise price per warrant share shall be calculated as follows:

I.  If, prior to the exercise of the warrant, the Company completes its initial public offering of Common Stock (“Qualified IPO”), the exercise price per warrant share shall, subject to certain provisions, be equal to the purchase price per share of Common Stock in the Qualified IPO;

II.  If, prior to the exercise of the warrant and prior to a Qualified IPO, the Company completes a third-party equity or equity-linked financing with an institutional investor resulting in aggregate gross proceeds to the Company of at least $15,000,000 (a “Qualified Financing”), the exercise price per warrant share shall be equal to the purchase price per share of Common Stock in the Qualified Financing (subject to adjustment); provided, however, that following completion of a Qualified IPO, the exercise price per Warrant Share shall be the lower of the exercise price (the “Qualified Exercise Price”);

June 25, 2018

III.  If, prior to exercise of the warrant, the Company has not completed a Qualified IPO or Qualified Financing, the exercise price per warrant share shall be determined based on a valuation of the Company prior to such exercise of $80 million (the “Valuation Exercise Price,” and together with the IPO Exercise Price or the Qualified Exercise Price, as the case may be, the “Exercise Price”); or

IV.  If there is Qualified Financing subsequent to a previous Qualified Financing and prior to a Qualified IPO, the Exercise Price per warrant share shall be equal to the lesser of the then current Exercise Price immediately prior to such subsequent Qualified Financing and the purchase price or deemed purchase price per share of Common Stock in the subsequent Qualified Financing.

Based on scenario III, the exercise price prior to the offering would be approximately $7.60 per share (after giving effect to the 1 for 2.5 reverse stock split), an amount that is lower and more beneficial to the warrant holders than the offering price of $14.00 per share (after giving effect to the 1 for 2.5 reverse stock split). Therefore, the exercise price change due to the offering did not result in a deemed dividend or a modification to the pro forma calculation of net loss attributable to common shares.

The $7.95 exercise price in the condensed consolidated financial statements for the thirteen months ended May 6, 2018 and April 30, 2017 was based on an outside valuation. Further as stated in the first paragraph of the prospectus summary, the financial statements do not effectuate the reverse stock split due to the timing of the split occurring after the effective date of the registration statement. As such in the scenario described above in question number 9 you should consider the $7.95 to be effected by the reverse stock split which would result in a post-effective split price of $3.18 at the time of the modification. That price represents the average exercise price of the four scenarios which were assigned a probability factor at the time, the lowest of which was the stay private scenario III, which happened to be the one in effect in the deemed dividend calculation. This amount of $7.95 was the Company’s best estimate at the time of the modification. To avoid additional confusion, the Company has removed references to the average exercise price.

Financial Statements for the Period Ended May 6, 2018

Note 12 – Subsequent Events, page F-55

10.	In the last paragraph of this footnote you indicate that your Board of Directors already approved your reverse stock split and the date of such decision was “June X, 2018.” If your Board of Directors already approved your reverse stock split, please disclose the correct date of this decision. If your Board of Directors has not yet approved your reverse stock split, please revise this disclosure to clearly indicate that the reverse stock split is anticipated but has not yet been approved.

The Company has revised the disclosure on page F-44 of the Registration Statement to indicate the date of board approval of the reverse stock split of its shares of common stock at a ratio of 1 for 2.5 the reverse stock split that will occur immediately prior to the closing of the offering.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to the Registration Statement or this letter.

Very truly yours,

/s/ David N. Feldman
David N. Feldman

cc:	Shawn Nelson, Chief Executive Officer